EXHIBIT 99(a)(14)


LG ELECTRONICS ANNOUNCES PURCHASE OF ZENITH STOCK

     Seoul, Korea, November 8, 1995 -- LG Electronics Inc. announced today that, pursuant to the terms of its tender offer, it has accepted for purchase 18,619,000 shares of Zenith Electronics Corporation's common stock for $10.00 per share, subject to final proration. The total number of shares tendered was 35,125,567.33, including 3,742,771.196 shares tendered pursuant to guaranteed delivery procedures, and the preliminary proration factor (the percentage of shares validly tendered that were purchased) is 53.006973%.

     The shares purchased under the tender offer were acquired by LG Electronics and its majority-owned subsidiary, LG Semicon Co., Ltd. LG Electronics and LG Semicon also purchased 16,500,000 Zenith common shares directly from Zenith for $10.00 per share. The tender offer and the direct purchase of shares from Zenith were both made pursuant to a Stock Purchase Agreement between LG Electronics and Zenith.

     LG Electronics Inc. is a leading manufacturer of consumer electronics, multimedia products, home appliances and, through LG
Semicon, semiconductors with combined worldwide sales of $8 billion in 1994.

     Zenith Electronics Corporation, based in Glenview, Ill., has been a leader in electronics for more than 75 years. Zenith's core business -- Consumer Electronics and Network Systems -- is at the center of the company's digital strategy, which includes interactive television, digital video disc (DVD) players, digital and wireless cable, video dial-tone, data communication and HDTV systems.

Media Contacts:     Matt Afflixio--LGE (Access Public Relations)
                    415/904-7070

                    John Taylor--Zenith Electronics Corporation
                    708/391-8181

Investor Contact:   Bill McNitt--Zenith Electronics Corporation
                    708/391-7713


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